Exhibit 99.7

TOTAL
2, place Jean Millier
La Défense 6
92 400 Courbevoie France
Fax : + 33 (0) 1 47 44 68 21
Isabelle DESMET
Tel.: + 33 (0) 1 47 44 37 76
Paul FLOREN
Tel.: + 33 (0) 1 47 44 45 91
Christine de CHAMPEAUX
Tel.: + 33 (0) 1 47 44 47 49
Kevin CHURCH
Tel.: + 33 (0) 1 47 44 70 62
Michaël CROCHET-VOUREY
Tel.: + 33 (0) 1 47 44 81 33
Sandra DANTE
Tel.: + 33 (0) 1 47 44 46 07
Philippe GATEAU
Tel.: + 33 (0) 1 47 44 47 05
Elisabeth de REALS
Tel.: + 33 (0) 1 47 44 51 55
Phénélope SEMAVOINE
Tel.: + 33 (0) 1 47 44 76 29
Lisa WYLER
Tel.: + 33 (0) 1 47 44 38 16
TOTAL S.A.
Capital 5 929 520 185 euros
542 051 180 R.C.S. Nanterre
www.total.com
United Kingdom: Inauguration of the South Hook LNG re-gasification
Terminal, the Largest in Europe
Paris, May 12, 2009 — Total announces the inauguration today of the South Hook LNG re-gasification Terminal, the largest in Europe, located in Milford Haven, UK, Wales.
The South Hook Terminal is owned and operated by South Hook LNG, a company formed through the joint venture of Qatar Petroleum (67.5%), ExxonMobil (24.15%) and Total (8.35%). With a capacity of 15.6 million tonnes (Mt) per year, the South Hook Terminal, will receive LNG from the Qatargas 2 Project in Qatar.
Total also holds a 16.7% interest in train B of Qatargas 2 which is due to come on stream later in the year.
At the inauguration, Christophe de Margerie, Chief Executive Officer of Total stated: “The start-up of the South Hook terminal, which completes the Qatargas 2 project inaugurated last month, will further diversify access to natural gas for European consumers. Total is taking this important step to develop its LNG activities and to strengthen its strategic partnership with Qatar.”
The South Hook terminal is one element of the wider Qatargas 2 value chain - the first integrated LNG project in the world. Qatargas 2 is a joint venture formed by Qatar Petroleum with ExxonMobil and Total to deliver up to 15.6 Mt per year of LNG. Qatargas 2 comprises three offshore platforms, two 7.8 Mt per year liquefaction trains (onshore), 14 super size ships (8 Q-Flex & 6 Q-Max) and the South Hook terminal.
Total and LNG
Total is a leading producer in the LNG sector, with strong and diversified positions around the world. Total is active in almost all LNG — producing regions and main LNG markets and continues to develop LNG as a key component of its development strategy.
The Group produces LNG in Indonesia, Qatar, the United Arab Emirates, Oman, Nigeria and Norway. The start-ups of Yemen LNG in the middle of this year and Qatargas 2 Train B later in the year will increase Total’s LNG production in 2010 by about 50%. Angola LNG, which is currently under construction, will complement this portfolio in 2012.

TOTAL
2, place Jean Millier
La Défense 6
92 400 Courbevoie France
Fax : + 33 (0) 1 47 44 68 21
Isabelle DESMET
Tel.: + 33 (0) 1 47 44 37 76
Paul FLOREN
Tel.: + 33 (0) 1 47 44 45 91
Christine de CHAMPEAUX
Tel.: + 33 (0) 1 47 44 47 49
Kevin CHURCH
Tel.: + 33 (0) 1 47 44 70 62
Michaël CROCHET-VOUREY
Tel.: + 33 (0) 1 47 44 81 33
Sandra DANTE
Tel.: + 33 (0) 1 47 44 46 07
Philippe GATEAU
Tel.: + 33 (0) 1 47 44 47 05
Elisabeth de REALS
Tel.: + 33 (0) 1 47 44 51 55
Phénélope SEMAVOINE
Tel.: + 33 (0) 1 47 44 76 29
Lisa WYLER
Tel.: + 33 (0) 1 47 44 38 16
TOTAL S.A.
Capital 5 929 520 185 euros
542 051 180 R.C.S. Nanterre
www.total.com
New liquefaction projects are being studied for the future, areas including Shtokman in Russia in partnership with Gazprom, Ichthys in Australia as well as new projects in Nigeria.
The Group also secured long-term access to LNG re-gasification capacity located in key LNG markets: North America (United States — Sabine Pass and Mexico — Altamira), Europe (France — Fos Cavaou and UK — South Hook Terminal) and Asia (India — Hazira).
With South Hook coming on stream, Total is pursuing its LNG strategy by developing access for in the world’s leading gas markets.
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Total is one of the world’s major oil and gas groups, with activities in more than 130 countries. Its 97,000 employees put their expertise to work in every part of the industry — exploration and production of oil and natural gas, refining and marketing, gas & power and trading. Total is working to keep the world supplied with energy, both today and tomorrow. The Group is also a first rank player in chemicals. www.total.com